Exhibit 12
DAVE & BUSTER’S, INC.
COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(dollars in thousands, except ratios)

26 Weeks Ended
July 31,
2005

Income before provision for income taxes	$5,207

Add: Total fixed charges (per below)	9,477

Less: Capitalized interest	93

Total income before provision for income taxes, plus fixed charges, less capitalized interest	$14,591

Ratio of earnings to fixed charges	1.54

Fixed charges:
Interest expense **	3,682

Capitalized interest	93

Estimate of interest included in rental expense ***	5,702

Total fixed charges	$9,477

**	Interest expense includes interest in association with debt and amortization of debt issuance costs.

***	Fixed charges include our estimate of interest included in rental payments (one-third of rent expense under operating leases).